EXHIBIT 12.1

PRIMERICA, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,

	2010	2009	2008	2007	2006
	(In thousands)
Fixed charges:
Interest expense	$20,872	$—	$—	$—	$—
Interest on investment–type contracts	9,913	12,509	14,135	14,445	14,693

Total fixed charges	$30,785	$12,509	$14,135	$14,445	$14,693

Income before income taxes	$399,143	$759,955	$353,036	$913,172	$878,196
Add back:
Total fixed charges	30,785	12,509	14,135	14,445	14,693

Total income before income taxes and fixed charges	$429,928	$772,464	$367,171	$927,617	$892,889

Ratio of earnings to fixed charges	14.0x	61.8x	26.0x	64.2x	60.8x